UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 6)*

AEP Industries, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

001031103
(CUSIP Number)

Daniel Khoshaba, Managing Member KSA Capital Management, LLC 67 East Park Place, 8th Floor, Suite 800 Morristown, NJ 07960 Tel: +1 (973) 829-3800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	001031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KSA Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,069,244*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,069,244*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,069,244*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%

14.	TYPE OF REPORTING PERSON*

OO, IA

* This figure includes 143,104 Shares owned by a separately managed account over which KSA Capital Management has dispositive and voting authority.  The Shares owned by the separately managed account were mistakenly omitted from all previous Schedule 13D filings made by the Reporting Persons.  In addition, amendments to Schedule 13D filings were mistakenly not filed to reflect additional acquisitions and dispositions by the separately managed account.

CUSIP No.	001031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Khoshaba

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,069,244*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,069,244*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,069,244*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%

14.	TYPE OF REPORTING PERSON*

IN, HC

* This figure includes 143,104 Shares owned by a separately managed account over which KSA Capital Management has dispositive and voting authority.  The Shares owned by the separately managed account were mistakenly omitted from all previous Schedule 13D filings made by the Reporting Persons.  In addition, amendments to Schedule 13D filings were mistakenly not filed to reflect additional acquisitions and dispositions by the separately managed account.

Item 1.	Security and Issuer.

AEP Industries, Inc. (the "Issuer") Common Stock, par value $0.01 per share (the "Shares") 95 Chestnut Ridge Road Montvale, New Jersey 07645

Item 2.	Identity and Background.

(a-c,f) This Schedule 13D is being filed by KSA Capital Management, LLC ("KSA Capital Management"), and Daniel Khoshaba, the managing member of KSA Capital Management, LLC. (Each of KSA Capital Management and Daniel Khoshaba may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons".)

KSA Capital Management is a Delaware limited partnership with its principal business address at 67 East Park Place, 8th Floor, Suite 800, Morristown, NJ 079604.

Daniel Khoshaba is a United States citizen whose principal business address is c/o KSA Capital Management, LLC, 67 East Park Place, 8th Floor, Suite 800, Morristown, NJ 079604.

The Shares reported herein are held in the name of certain private investment vehicles and a separately managed account advised by KSA Capital Management.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof KSA Capital Management may be deemed to beneficially own 1,069,244 Shares.

As of the date hereof Daniel Khoshaba may be deemed to beneficially own 1,069,244 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

In connection with the sale of the Shares described in Item 5(c) below, the Issuer entered into an Agreement with Stockholders with the Reporting Persons and KSA Capital Master Fund, Ltd. (collectively, the "KSA Group"), dated April 16, 2014 (the Stockholders' Agreement).

The Stockholders' Agreement provides that through the Issuer's 2016 annual meeting of stockholders, the KSA Group:

•
Will not acquire, directly or indirectly, additional Shares or other securities entitled to vote in the election of directors (the Voting Securities), or any rights or options to acquire additional Voting Securities.

•	Will vote for, and will not publicly oppose or recommend votes against or to withhold from, the Issuer's director slates at the 2015 and 2016 annual meetings of stockholders.

•
Will not, and will cause related parties not to, (a) engage in or in any way participate in a solicitation of proxies or consents with respect to the Issuer, (b) initiate or encourage any shareholder proposals, (c) control or seek to control, or influence or seek to influence, the management, the Board or the policies of the Issuer, and (d) have any discussions or communications, or enter into any arrangements, understanding or agreements (whether written or oral), with, or advise, finance, assist or encourage, any other person in connection with any of the foregoing.

The foregoing summary of portions of the Stockholders' Agreement does not purport to be complete and is subject to, and qualified in its entirety by, Item 6 below and the full text of the Stockholders' Agreement, which is attached as Exhibit B and incorporated herein by reference.

Except as described above, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a,  b)

As of the date hereof, KSA Capital Management may be deemed to be the beneficial owner of 1,069,244* Shares, constituting 21.0% of the Shares of the Issuer, based upon the 5,602,333 Shares outstanding based on information provided in the Issuer's most recently filed Form 10-Q adjusted for the 508,000 Shares purchased by the Issuer in the transaction described below in Item 5(c) of this amendment to Schedule 13D.

KSA Capital Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,069,244* Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,069,244* Shares.

KSA Capital Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Daniel Khoshaba may be deemed to be the beneficial owner of 1,069,244* Shares, constituting 21.0% of the Shares of the Issuer, based upon the 5,602,333 Shares outstanding based on information provided in the Issuer's most recently filed Form 10-Q adjusted for the 508,000 Shares purchased by the Issuer in the transaction described below in Item 5(c) of this amendment to Schedule 13D.

Daniel Khoshaba has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,069,244* Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,069,244* Shares.

Daniel Khoshaba specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)

On April 21, 2014, a separately managed account advised by the Reporting Persons sold 508,000 Shares to the Issuer in a private transaction at a price of $37.62 per Share  The Reporting Persons have not purchased or sold any other Shares in the past 60 days.

* This figure includes 143,104 Shares owned by a separately managed account over which KSA Capital Management has dispositive and voting authority.  The Shares owned by the separately managed account were mistakenly omitted from all previous Schedule 13D filings made by the Reporting Persons.  In addition, amendments to Schedule 13D filings were mistakenly not filed to reflect additional acquisitions and dispositions by the separately managed account.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the sale of the Shares in Item 5(c) above, the Issuer entered into the Stockholders' Agreement with the KSA Group (the Stockholders' Agreement).

The Stockholders' Agreement provides that through the Issuer's 2016 annual meeting of stockholders, the KSA Group:

•
Will not acquire, directly or indirectly, additional Shares or other securities entitled to vote in the election of directors (the Voting Securities), or any rights or options to acquire additional Voting Securities.

•	Will vote for, and will not publicly oppose or recommend votes against or to withhold from, the Issuer's director slates at the 2015 and 2016 annual meetings of stockholders.

•
Will not, and will cause related parties not to, (a) engage in or in any way participate in a solicitation of proxies or consents with respect to the Issuer, (b) initiate or encourage any shareholder proposals, (c) control or seek to control, or influence or seek to influence, the management, the Board or the policies of the Issuer, and (d) have any discussions or communications, or enter into any arrangements, understanding or agreements (whether written or oral), with, or advise, finance, assist or encourage, any other person in connection with any of the foregoing.

Further, the Stockholders' Agreement provides that until the earlier of (i) April 16, 2016 and (ii) the first date that no member of the KSA Group is a 10% or more Beneficial Owner (as defined therein) of Common Stock:

•
The Issuer has an option to purchase Shares owned by any of the KSA Group in one or more transactions, with the purchase price at a 1% discount to market price. The minimum exercise is for 10,000 Shares and no transaction can result in the KSA Group having less than a 9.9% Beneficial Ownership of Shares.

•
The Issuer has a right of first refusal regarding any proposed bona fide sale by any of the KSA Group to a third person. The purchase price will be the lower of the amount set forth in the offer notice and a 1% discount to market price. The Issuer may provide for customary closing conditions and will have five business days to accept the offer. If the Issuer does not accept the offer on a timely basis, the KSA Group will have 10 business days to close the transaction on the prior terms (or terms more favorable to the KSA Group). The right of first refusal does not apply to sales of Shares on Nasdaq.

The KSA Group also agreed to indemnify, hold harmless and defend the Company and related persons against certain Losses (as defined therein).

The foregoing summary of the Stockholders' Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders' Agreement, which is attached as Exhibit B and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to File Jointly
Exhibit B: Stockholders' Agreement between the Issuer and the KSA Group (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on April 21, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2014
(Date)

/s/ Daniel Khoshaba
(Signature)

KSA Capital Management, LLC Daniel Khoshaba, Managing Member
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

The undersigned agree that this amendment to Schedule 13D dated April 28, 2014, relating to the Common Stock, par value $0.01 per share of AEP Industries, Inc., shall be filed on behalf of the undersigned.

KSA Capital Management, LLC
By:           Daniel Khoshaba, Managing Member

By: /s/ Daniel Khoshaba

/s/ Daniel Khoshaba
Daniel Khoshaba